OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 000-25283
CUSIP NUMBER 218868107

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CORINTHIAN COLLEGES, INC.
Full Name of Registrant

Former Name if Applicable

6 Hutton Centre Drive, Suite 400
Address of Principal Executive Office (Street and Number)

Santa Ana, CA 92707
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”), on July 7, 2014, Corinthian Colleges, Inc. (the “Company”) entered into an Operating Agreement (the “Operating Agreement”) with the U.S. Department of Education (“ED”) which became effective on July 8, 2014, and which, among other things, required the Company to produce certain documents within certain time periods, teach out and close 12 of its schools, and pursue selling the remainder of its Title IV-eligible schools.  The efforts required to comply with the terms of the Operating Agreement have put significant constraints on the Company’s resources, preventing it from obtaining and compiling the information required to complete and file its Annual Report on Form 10-K for the fiscal year ended June 30, 2014.  The Company could not eliminate the delay without unreasonable effort and expense.  In addition, the uncertain outcome of the school sales that the Company is pursuing creates uncertainties regarding the valuation of the Company’s assets, as well as its financial condition and results of operations as of and for the fiscal year ended June 30, 2014.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Anna Marie Dunlap	(714)	427-3000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the first nine months of the fiscal year ended June 30, 2014, the Company’s revenue declined by approximately 10 percent, and income (loss) from continuing operations before provision for income taxes declined by 151%.  The decline in revenue during the first nine months was due to an approximately 11.3% decrease in average student population, partially offset by an approximate 1.4% increase in average revenue per student during the period. The decline in average student population was largely due to a decline in exclusively online population and a reduction in ATB students.  At March 31, 2014, student population was 74,498 compared with 86,297 at March 31, 2013, a decrease of 13.7%.  The Company expects that revenue and operating income for continuing operations for the full year ended June 30, 2014 would reflect similar or worse deterioration on a year over year basis.

Additionally, during the quarter ended March 31, 2014, the Company recorded a valuation allowance of $76.5 million against domestic deferred tax assets.  No similar amount was recorded in the prior fiscal year.

Further, the Company expects to incur significant charges related to the sale of certain student notes receivable completed on August 20, 2014, as previously disclosed in its Report on Form 8-K filed with the SEC on August 25, 2014.  The Company also expects to incur significant charges related to the impairment of long-lived assets resulting from the potential sale of its schools (as discussed in Part III above).  Since the school sales have not been completed, and the outcome of such sales is uncertain, the Company is unable to quantify the amount of impairment charges related to the sales at this time.

Liquidity Update

As previously reported by the Company, depending on the timing of the Company’s planned asset sales and its ability to further reduce operating costs, the Company will need to obtain additional sources of liquidity to fund its operations and to implement the agreements contemplated by the Operating Agreement.  Notwithstanding the Company’s completion of the sale of student loan notes described in Part IV above, the Company continues to need additional sources of liquidity to fund its operations. The Company will continue to seek additional sources of liquidity through new financings, additional cost reductions, accelerated asset sales or some combination thereof.  There can be no assurance that the Company will be able to obtain any such additional needed liquidity on a timely basis, on terms acceptable to it, or at all.  Any future withholding of Title IV funds by ED, or further restrictions on funding or operations by accrediting agencies, state agencies, or other funding sources would exacerbate the Company’s existing liquidity constraints.

CORINTHIAN COLLEGES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 16, 2014	By	/s/ Robert C. Owen
Robert C. Owen, Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).